Hoi-ho Kui
Chief Executive Officer
Golden Health Holdings, Inc.
Unit 979, 9/F HITEC
1 Trademark Drive
Kowloon Bay, Hong Kong

March 16, 2006

John L. Krug, Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Golden Health Holdings, Inc
Preliminary Information Statement on Schedule 14C filed March 9, 2006
File No. 0-25845

Dear Mr. Krug:

This letter is in response to your comment letter dated March 9, 2006 regarding our Preliminary Information Statement on Schedule 14C noted above.  Our responses are as follows:

1.     We have revised our statement “currently, there are no plans, arrangements, agreements or understandings in place with respect to the issuance of the newly authorized common stock” to incorporate satisfying the Company’s obligations with regards to the acquisitions of Joy Power and Recreation Town and the proposed issuance of Series A Convertible Preferred Stock.

2.     The Board of Director’s of Golden Health Holdings, Inc. has modified the proposed Certificate of Designation of Series A Convertible Preferred to designate 10,000,000 shares of Series A Convertible Preferred.  We have expanded our discussion to include the conversion rate of Series A Preferred into Common Stock as well as the aggregate number of shares of Common Stock into which the class of Series A Preferred may be potentially converted.

3.     We have made further revisions for accuracy and clarity, as reflected in the redlined filing.

The Registrant, Golden Health Holdings, Inc., hereby acknowledges the following:

•      The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant;

•      The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary information statement materials do not foreclose the Commission from taking any action with respect to the filing; and

•      The Registrant also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hoi-ho Kui
Hoi-ho Kui
Chief Executive Officer
Golden Health Holdings, Inc.